ECARX sells minority stake in HaleyTek to Volvo Cars, will continue to collaborate seamlessly with Volvo Cars and HaleyTek on developing automotive software
London, Aug. 01, 2024 (GLOBE NEWSWIRE) - ECARX Holdings Inc. ("ECARX" or "the Company"), a global mobility technology company, announced today that it has sold its minority stake of 40% in HaleyTek AB ("HaleyTek"), a joint venture between Volvo Car Corporation ("Volvo Cars") and ECARX created to develop software for Android-powered infotainment systems, to Volvo Cars.
ECARX will continue to collaborate with Volvo Cars and with HaleyTek as a fully-owned subsidiary of Volvo Cars, developing technology solutions to enhance the driving experience of automobiles made by Volvo Cars and related brands such as Polestar.
Since the creation of HaleyTek in 2021, ECARX, HaleyTek and Volvo Cars have collaborated to develop a world-leading software stack and computing environment for in-vehicle infotainment solutions, initially aimed at offering a best-in-class experience to the next generation of Volvo Cars and Polestar vehicles. The benefits of this collaboration can already be experienced in vehicles on the road today.
As Volvo Cars takes full ownership of HaleyTek, ECARX will now work directly with Volvo Cars on a range of projects, with the intention of building on HaleyTek's work to deliver a wider range of industry-leading solutions to improve the driving experience. The two companies will continue to partner on joint projects, with seamless collaboration forming a key part of a strategic partnership between Volvo Cars (including HaleyTek) and ECARX on automotive software.
"It was a privilege to establish HaleyTek as a joint venture with Volvo Cars, and this collaboration has delivered an enhanced, more enjoyable and safer experience to drivers, which was our intention from the start," said Ziyu Shen, CEO of ECARX. "We're now looking forward to collaborating directly with Volvo Cars, to continue to deliver a world-class digital cockpit experience."
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to computing platforms and software. As automakers develop new vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has almost 2,000 employees based in 12 major locations in UK, USA, Sweden, China and Germany. To date, ECARX products can be found in over 6.4 million vehicles worldwide.

About Volvo Car Group
Volvo Cars was founded in 1927. Today, it is one of the most well-known and respected car brands in the world with sales to customers in more than 100 countries. Volvo Cars is listed on the Nasdaq Stockholm exchange, where it is traded under the ticker "VOLCAR B".
Forward-looking statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
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Media Contacts:
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